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                                    FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
      and Rule 8f-1 Thereunder for Order Declaring that Company has Ceased to be an Investment Company

                       I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [x] Merger
     [ ] Liquidation
     [ ] Abandonment of Registration
     (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
     [ ] Election of status as a Business Development Company
     (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)


2.   Name of fund: AIM Investment Portfolios

3.   Securities and Exchange Commission File No.:  811-03297

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]      Initial Application       [ ]      Amendment


5.   Address of Principal Executive Office:

     11 Greenway Plaza, Suite 100
     Houston, TX  77046
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6.   Any questions regarding this form should be addressed to:

     Stephen I. Winer
     11 Greenway Plaza, Suite 100
     Houston, TX  77046
     (713) 214-1414

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of the fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1,.31a-2]:

     A I M Advisors Inc. ("AIM")
     11 Greenway Plaza, Suite 100
     Houston, TX 77046
     (713) 626-1919

     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

                  [X]      Management company;
                  [ ]      Unit investment trust; or
                  [ ]      Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

                  [X]      Open-end         [ ]      Closed-end

10. State the law under which the fund was organized or formed (e.g. Delaware, Massachusetts):

     The fund is a business trust organized and existing under the laws of the State of Delaware and consists of one series of shares, AIM Dollar Fund. Prior to September 8, 1998, the fund operated as a corporation organized under the laws of the State of Maryland.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     AIM, the fund's investment adviser prior to the fund's reorganization into AIM Money Market Fund ("Money Market Fund"), a series of AIM Funds Group, on December 21, 1998, is located at 11 Greenway Plaza, Suite 100, Houston, TX 77046. INVESCO (NY) Inc., the fund's sub-adviser from May 29, 1998 to December 21, 1998, is located at 50

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     California Street, 27th Floor, San Francisco, CA 94111. Prior to the
     acquisition of the asset management division and other subsidiaries of Liechtenstein Global Trust AG ("LGT") by AMVESCAP PLC ("AMVESCAP") on May 29, 1998, INVESCO (NY) Inc., then known as Chancellor LGT Asset Management, Inc. (f/k/a LGT Asset Management, Inc. and G.T. Capital Management, Inc.), served as the fund's investment adviser.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     A I M Distributors, Inc., the fund's principal underwriter prior to the fund's reorganization into Money Market Fund on December 21, 1998, is located at P.O. Box 4739, Houston, TX, 77210. Prior to the acquisition of the asset management division and other subsidiaries of LGT by AMVESCAP on May 29, 1998, the fund's principal underwriter, GT Global, Inc. (f/k/a G.T. Global Financial Services, Inc.), was located at 50 California Street, 27th Floor, San Francisco, CA 94111.

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

              Not applicable.

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g. an insurance company separate account)?

              [ ] Yes                [ ] No

              If Yes, for each UIT state:
                   Name(s):
                   File No.:
                   Business Address

              Not applicable.

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X]  Yes          [ ]  No




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         If Yes, state the date on which the board vote took place: August 31,
         1998.

         If No, explain:


         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X]  Yes          [ ]  No

             If Yes, state the date on which the shareholder vote took place:
             December 17, 1998.
             If No, explain:



                        II. DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]  Yes          [ ]  No

     (a) If Yes, list the date(s) on which the fund made those distributions:
         December 21, 1998.

     (b) Were the distributions made on the basis of net assets?

         [X]  Yes          [ ]  No

     (c) Were the distributions made pro rata based on share ownership?

         [X]  Yes          [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only:

         Were any distributions to shareholders made in kind?
         [ ]  Yes          [ ]  No

         If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


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17.  Closed-end funds only:
     Has the fund issued senior securities?

     [ ]  Yes          [ ]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

     Not applicable.

18.  Has the fund distributed all of its assets to the fund's shareholders?

         [X]  Yes          [ ]  No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?


     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]  Yes          [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


                           III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]  Yes          [X]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
     (b)  Why has the fund retained the remaining assets?
     (c)  Will the remaining assets be invested in securities?

          [ ] Yes           [ ] No


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21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ] Yes           [x] No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:
     (b) How does the fund intend to pay these outstanding debts or other liabilities?



      IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a) List the expenses incurred in connection with the Merger or
         Liquidation:

     (i)   Legal expenses:                                                          $31,123
     (ii)  Accounting expenses:                                                        None
     (iii) Other expenses (list and identify separately):
           o  Proxy filing, print & mailing                                         $52,823
           o  Shareholder proxy services                                            $11,303
     (iv)  Total expenses (sum of lines (i)-(iii) above):                           $95,249
     (b)   How were those expenses allocated?                       Specifically by invoice
     (c)   Who paid those expenses?                                                     AIM
     (d)   How did the fund pay for unamortized expenses(if any)?            Not applicable

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

               [ ] Yes           [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

                         V. CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

              [ ] Yes           [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


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25.  Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

              [ ] Yes           [X] No

     If Yes, describe the nature and extent of those activities:

                                VI. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger: AIM Money Market Fund, a series of AIM Funds Group.

     (b) State the Investment Company Act file number of the fund surviving the
         Merger:

          File No. 811-1540.

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
          File No. 333-63807, Form N-14, filed on September 18, 1998.

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of AIM Investment Portfolios, (ii) he or she is the Vice President of AIM Investment Portfolios, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

                                                   /s/ MELVILLE B. COX
                                                   ----------------------------
                                                   Name: Melville B. Cox
                                                   Title: Vice President